Exhibit 1

For Immediate Release

Pointer Telocation to Supply Connected Car Solution with a Leading Car Distributor in Israel

Rosh HaAyin, Israel, September 5, 2017. Pointer Telocation Ltd. (Nasdaq: PNTR & TASE: PNTR) – a leading developer and operator of Fleet and Mobile Resource Management (MRM) solutions, announced today that it is to supply a connected car solution together with The Lubinski Group Ltd., the sole importer to Israel of Peugeot, Citroen, DS and MG vehicles.

The connected car solution is based on an Android infotainment solution, backed with Pointer’s added-value services. These include services such as internet and radio, a library of approved applications, location based services, navigation, accident detection and real time support, parking, round-the-clock access to service and an emergency control room, car maintenance and reservation, push notifications as well as access to distributor promotions.

Commented David Mahlab, CEO of Pointer, “Our connected car activity enables distributors to maintain and strengthen the relationship between the car distributor and customers, well beyond the initial sale. It provides added value to both the consumer and the car distributor. We see strong potential in this market and expect to establish similar relationships with other leading car distributors in Israel and abroad.”

Added Dani Shavit CEO of The Lubinski Group, “The Lubinski Group sees itself as a pioneer in providing advanced connected-car and value-added services to its customers. We chose Pointer for its technological excellence, and its ability to provide, together with us, a broad and comprehensive solution and service for the benefit of our customers. I expect to see strong demand for this solution and I am happy to cooperate with Pointer as our technology partner.”

About Pointer Telocation

For over 20 years, Pointer has rewritten the rules for the Mobile Resource Management (MRM) market and is a pioneer in the Connected Car segment. Pointer has in-depth knowledge of the needs of this market and has developed a full suite of tools, technology and services to respond to them. The vehicles of the future will be intimately networked with the outside world, enhancing and optimizing the in-car experience.

Pointer’s innovative and reliable cloud-based software-as-a-service (SAAS) platform extracts and captures an organization’s critical mobility data points – from office, drivers, routes, points-of-interest, logistic-network, vehicles, trailers, containers and cargo. The SAAS platform analyzes the raw data converting it into valuable information for Pointer's customers providing them with actionable insights and thus enabling the customers to improve their bottom line and increase their profitably.

About The Lubinski Group

Founded in 1936 by Mr. David Lubinski, as an agent of Peugeot, the company is today one of the leading privately owned car import companies in Israel.

The vast expertise and experience of the local automotive market accumulated since the company’s inception, is constantly enhanced and upgraded via investments in new technologies and ongoing training programs for the professional work force. Although the company has evolved into a diversified group, car import and distribution remains its core business, together with repair services and spare parts sales.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:

Yaniv Dorani, VP Finance & CFO	Gavriel Frohwein/ Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 688 3559
E-mail: yanivd@pointer.com	E-mail: pointer@gkir.com